February 20, 2020

Jacky Jinbo Wang
Chief Financial Officer
Ruhnn Holding Ltd
F, Building 1, Blue Collar Garment Industrial Park
7-1 North Hong Pu Road
Yu Hang District, Hangzhou 311100
People's Republic of China

       Re: Ruhnn Holding Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2019
           Filed July 30, 2019
           File No. 001-38852

Dear Mr. Wang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F filed July 30, 2019

Operating Results
Key Components of Results of Operations, page 67

1. You disclose that net revenues as a percentage of your total GMV has decreased due to an increase in the proportion of your net revenues generated from services. In this regard we note that your net revenues for services under the platform model as a percentage of GMV of third-party online stores decreased significantly from fiscal year 2018 to 2019. Please tell us your consideration of disclosing the drivers behind this decrease.
Liquidity and Capital Resources, page 77

2. Please disclose the amount of cash and cash equivalents and restricted cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction.
 Jacky Jinbo Wang
Ruhnn Holding Ltd
February 20, 2020
Page 2
Combined and Consolidated Statements of Comprehensive Loss, page F-4

3. On page 70 you state other operating income/(loss) consists primarily of the income or losses from disposing your excess and obsolete raw materials; however, on page F-17 you state cost of products includes inventory write-downs. Please tell us why the cost of disposing your excess and obsolete raw materials is not included in cost of product sales.
Combined and Consolidated Statements of Cash Flows, page F-6

4. Note 8 to the financial statements discloses that you capitalized Buildings in the amount of RMB125,692,281 during the year ended March 31, 2019. Your cash flows for investing activities for the same period reflects expenditures of only RMB6,820,391.
         Please explain to us how the buildings were acquired and why your statement of cash flows does not reflect cash used for this investing activity.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at (202) 551-
3202 with any questions.



FirstName LastNameJacky Jinbo Wang                            Sincerely,
Comapany NameRuhnn Holding Ltd
                                                              Division of
Corporation Finance
February 20, 2020 Page 2                                      Office of Trade &
Services
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